Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

---

Release of third quarter results 2008

Orkla will report third quarter results 2008 on Friday 31 October 2008 at 7.00 a.m.

A presentation of the third quarter results will be held at 8.00 a.m. in Oslo (Vika Atrium, Munkedamsvn. 45). The presentation and Q&A session will be simultaneously translated to English. Both the presentation and the following Q&A-session can be viewed via WebCast at www.orkla.com. It will be possible to ask questions through web.

For registration to the presentation at Vika Atrium please send an e-mail to info@orkla.no.

Orkla ASA
Oslo, 17 October 2008

[redacted]

Contact:
Rune Helland, SVP Orkla Investor Relations
Tel: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations
Tel: +47 22 54 44 26